UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
333-138140-04

(Commission File Number)
Chrysler Financial Auto Securitization Trust 2008-B

(Exact name of registrant as specified in its charter)
c/o BNY Mellon Trust of Delaware, as owner trustee
White Clay Center, Route 273
Newark, Delaware 19711
(302) 283-8905

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Class A-2a 3.81% Asset Backed Notes
Class A-2b one-month LIBOR + 0.93% Asset Backed Notes
Class A-3a 4.71% Asset Backed Notes
Class A-3b one-month LIBOR + 1.48% Asset Backed Notes
Class A-4a 5.32% Asset Backed Notes
Class A-4b one-month LIBOR + 1.85% Asset Backed Notes

(Title of each class of securities covered by this Form)
Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains: NONE
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☑
Approximate number of holders of record as of the certification or notice date:
Class A-2a 3.81% Asset Backed Notes: 12
Class A-2b one-month LIBOR + 0.93% Asset Backed Notes: 11
Class A-3a 4.71% Asset Backed Notes: 26
Class A-3b one-month LIBOR + 1.48% Asset Backed Notes: 9
Class A-4a 5.32% Asset Backed Notes: 26
Class A-4b one-month LIBOR + 1.85% Asset Backed Notes: 4

Pursuant to the requirements of the Securities Exchange Act of 1934, Chrysler Financial Auto Securitization Trust 2008-B has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 28, 2009	Chrysler Financial Auto Securitization Trust 2008-B (Issuing entity)
	By:	Chrysler Financial Services Americas LLC
(Servicer)

	By:	/s/ Q. Gwynn Lam
Q. Gwynn Lam
Assistant Secretary